Exhibit 99.1

Taro Announces Merger Agreement with Sun Pharma

Agreed Price of US$43.00 per Share to Deliver 48% Premium to Unaffected Price on May 25, 2023

Mumbai, India and New York, USA January 17, 2024 – Sun Pharmaceutical Industries Limited (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715) (together with its subsidiaries and/or associates referred as “Sun Pharma”) and Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro” or the “Company”) today announced that they have entered into a definitive merger agreement in which Sun Pharma, Taro’s controlling shareholder, has agreed to acquire all of the outstanding ordinary shares of Taro other than the shares already held by Sun Pharma or its affiliates for US$43.00 per share in cash without interest.

Dilip Shanghvi, Managing Director of Sun Pharma, said, “Over the years, with Sun Pharma’s strategic interventions, Taro has remained a key player in the generic dermatology market in a challenging environment. Post completion of the merger, the combined entity will firmly move forward, leveraging its global strengths and capabilities to better serve the needs of patients and healthcare professionals.”

Uday Baldota, Chief Executive Officer of Taro, said, “Taro is committed to delivering high quality products to our patients and customers around the world. This merger will further enable us compete effectively in our products and markets.”

The US$43.00 per share purchase price represents a 48% premium over the closing price of US$28.97 per share on May 25, 2023, the last trading day before Sun Pharma first submitted its non-binding proposal to Taro, and a premium of 58% to the volume-weighted average price of the shares during the 60 days prior to and including May 25, 2023. The purchase price also represents a 13% increase over the initial proposed purchase price of US$38.00 per share as proposed on May 26, 2023.

The merger agreement was unanimously recommended by the Special Committee, which was formed by Taro’s Board of Directors to consider Sun Pharma’s proposal. Following a comprehensive evaluation of the proposal with assistance from independent financial and legal advisors, the Special Committee determined that the merger agreement and the per share merger consideration are fair and in the best interests of Taro and its minority shareholders.

Upon receiving the unanimous recommendation of the Special Committee, and following unanimous approval by Taro’s Audit Committee, Taro’s Board and the Board of Directors of Sun Pharma unanimously approved the definitive merger agreement.

The merger is subject to various closing conditions. These include, among other conditions, the approval of the merger by the affirmative vote of shareholders representing at least 75% of the voting power of the Company's shares present and voting in person or by proxy at a meeting of the Company’s shareholders, including at least a majority of the voting power of such shares held by holders other than Sun Pharma and its affiliates or any other holders having a personal interest (under the Israeli Companies Law) in the merger and voting thereon. Sun Pharma has agreed to vote its shares in favor of the merger, and has indicated that it is not willing to sell its shares to a third party or support any alternative transaction to the merger.

Upon completion of the merger, currently expected to close in the first half of 2024, Taro will become a privately held company and its shares will no longer be listed on the NYSE.

The Special Committee retained BofA Securities, Inc. as its financial advisor, Goldfarb Gross Seligman & Co. as its Israeli counsel and Skadden, Arps, Slate, Meagher & Flom LLP as its U.S. legal counsel, to assist it in its mandate. Herzog, Fox & Neeman is acting as Israeli legal counsel to Sun Pharma and Davis Polk & Wardwell LLP is acting as U.S. legal counsel to Sun Pharma. Meitar is acting as Israeli legal counsel to Taro and Shearman & Sterling LLP is acting as U.S. legal counsel to Taro.

Additional Information About the Merger

Taro will furnish to the U.S. Securities and Exchange Commission (the “SEC”) a current report on Form 6-K regarding the merger, which will include as an exhibit thereto the merger agreement. All parties desiring details regarding the merger are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov) and Taro’s website (http://www.taro.com).

In connection with the proposed transaction, Taro will prepare and mail to its shareholders a proxy statement that will include a copy of the merger agreement. In addition, in connection with the merger, Taro and certain other participants in the merger will prepare and disseminate to Taro’s shareholders a Schedule 13E-3 Transaction Statement that will include Taro’s proxy statement (the “Schedule 13E-3”). The Schedule 13E-3 will be filed with the SEC and is subject to its review. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE SCHEDULE 13E-3 AND OTHER MATERIALS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TARO, THE MERGER, AND RELATED MATTERS. Shareholders also will be able to obtain these documents, as well as other filings containing information about Taro, the merger and related matters, without charge from the SEC’s website (http://www.sec.gov) and Taro’s website (http://www.taro.com).

Sun Pharma will furnish the necessary details of the transaction as per the requirements under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

Taro and its directors and certain of its executive officers and other employees may be deemed to be participants in the solicitation of proxies from Taro’s shareholders with respect to the proposed merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the Schedule 13E-3 and proxy statement when filed with the SEC.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities, and it is not a substitute for any proxy statement or other materials that may be filed with or furnished to the SEC should the proposed merger proceed.

About Sun Pharmaceutical Industries Limited (CIN - L24230GJ1993PLC019050)

Sun Pharma is the world’s fourth largest specialty generics company with presence in Specialty, Generics and Consumer Healthcare products. It is the largest pharmaceutical company in India and is a leading generic company in the US as well as Global Emerging Markets. Sun’s high growth Global Specialty portfolio spans innovative products in dermatology, ophthalmology, and onco-dermatology and accounts for over 16% of company sales. The company’s vertically integrated operations deliver high-quality medicines, trusted by physicians and consumers in over 100 countries. Its manufacturing facilities are spread across six continents. Sun Pharma is proud of its multi-cultural workforce drawn from over 50 nations. For further information, please visit www.sunpharma.com and follow us on “X” @SunPharma_Live

About Taro Pharmaceutical Industries Ltd. (NYSE: TARO)

Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products. For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com

Forward-Looking Statements

This announcement contains forward-looking statements, including, but not limited to, the anticipated timing of closing the transaction and statements regarding the funding and consummation of the transactions. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements involve factors, risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Such factors, risks and uncertainties include the possibility that the merger will not occur on the timeline anticipated, or at all, if events arise that result in the termination of the Agreement, or if one or more of the various closing conditions to the merger are not satisfied or waived, or if the regulatory review process takes longer than anticipated and other risks and uncertainties discussed in documents filed with the SEC by the Company as well as the Schedule 13E-3 and the proxy statement to be filed by the Company. All information provided in this press release is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Further information on these and other factors is included in filings the Company makes with the SEC from time to time, including the section titled “Risk Factors” in the Company’s most recent Form 20-F, as well as the Form 6-K and Schedule 13E-3 (which will include the proxy statement) to be filed by the Company. These documents are available (or will be available when filed) on the SEC Filings section of the Investor Relations section of the Company’s website at: https://taro.gcs-web.com/.

Investor Relations Contacts

Sun Pharmaceutical Industries Limited

Investor Contact:

Dr. Abhishek Sharma

Tel: +91 22 4324 4324, Xtn 2929

Tel Direct: +91 22 4324 2929

Mobile: +91 98196 86016

E-mail: abhi.sharma@sunpharma.com

Media Contact:

Gaurav Chugh

Tel: +91 22 4324 4324, Xtn 5373

Tel Direct: +91 22 4324 5373

Mobile: +91 98104 71414

E-mail: gaurav.chugh@sunpharma.com

Media Contact (US):

Janet Metz

Mobile +1 609-389-3044

E mail: janet.metz@sunpharma.com

Taro Pharmaceutical Industries Ltd.

Contact:

William J. Coote
VP, CFO

(914) 345-9001

William.Coote@taro.com